February 19, 2020

Mr. Christopher Bellacicco

Disclosure Review and Accounting Office

Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, D.C. 20549-0506

Re:

Collaborative Investment Series Trust, File Nos. 811-23306 and 333-221072

Dear Mr. Bellacicco:

On October 29 and 30, 2019, the Collaborative Investment Series Trust (the “Trust” or the “Registrant”), on behalf of its series, Trend Aggregation Cannabis ETF, Trend Aggregation U.S. ETF f/k/a Trend Aggregation U.S. Equity ETF, Trend Aggregation ESG ETF, Trend Aggregation Managed Futures Strategy ETF f/k/a Trend Aggregation Managed Futures ETF, Trend Aggregation Dividend Stock ETF, and Trend Aggregation Aggressive Growth ETF (each a “Fund” and collectively, the “Funds”) filed post-effective amendments No. 30 and 31 to the Trust’s registration statement. The amendments were filed pursuant to Rule 485(a)(2) under the Securities Act of 1933 to add new series to the Trust. On December 9, 2019, you provided comments by phone to Brian Doyle-Wenger. Please find below a summary of those comments and the Registrant’s responses, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the prospectus and statement of additional information.

General

1.

Comment. Please provide the Fund’s ticker symbol and Edgar series identification number. Also, please provide any missing information.

Response. The Registrant represents that it will update the Fund’s ticker symbol, Edgar series identification number, and provide all missing information.

2.

Comment. Please confirm that the Fund’s prospectus and statement additional information will not be utilized prior to the Fund’s effective date.

Response. The Registrant confirms that the Fund’s prospectus and statement of additional information will not be used prior to the Fund’s effective date.

February 19, 2020

Trend Aggregation Cannabis ETF

Fee Table

3.

Comment. Please confirm whether the Fund’s adviser entered into an expense limitation agreement and if so, please revise the expense example by disclosing the term of the expense limitation agreement.

Response. The following disclosure has been revised (added text is underlined and deleted text is struck):

The Example further assumes that the Fund’s operating expense limitation agreement will only be in place until February 28, 2021 ~~for the term specified above~~. Although your actual costs may be higher or lower, based upon these assumptions your costs would be.

Principal Investment Strategies

4.

Comment. Please confirm whether the Fund’s principal investment strategy will include investments in high yield bonds.

Response. The Registrant confirms that the Fund will not invest in high yield bonds.

5.

Comment. Please provide a plain english explanation for the term “legal cannabis related industry”.

Response.  The following disclosure has been revised (added text is underlined):

In pursuing the Fund’s investment objective, the Fund will invest at least 80% of its net assets in the equity securities of legal cannabis-related businesses, which the Fund defines as those businesses engaged in legal activities under its applicable state and federal laws, …

6.

Comment.  Please clarify what the Fund means when it refers to investments in ancillary products and services.

Response. The following disclosure has been revised (added text is underlined):

These businesses include but are not limited to the following types of businesses: agriculture technology, ancillary products and services i.e. businesses that offer products and services that complement the cannabis

February 19, 2020

industry, biotechnology, cannabis products and extracts, cultivation and retail, and hemp.

7.

Comment. Please provide a legal opinion with respect to the cannabis companies that the Fund will invest. Legal counsel must determine that the Fund and it’s shareholders will not violate federal and state laws with respect to its investments in cannabis companies that participate in the cannabis industry as defined by the Fund.

Response. The Registrant confirms that the Fund will provide the requested legal opinion.

8.

Comment.  Please confirm whether the Fund’s investments in underlying ETFs are traded outside of the collateral settlement system, and if so, please disclose that there are a limited number of financial institutions that may act as Authorized Persons (“APs”) that post collateral for certain trades on an agency basis (i.e., on behalf of other market participants). Please also disclose that, to the extent that these APs exit the business, or are unable to process creation and/or redemption orders and no other AP is able to be formed to do so, there may be a significantly diminished trading market for a fund’s shares, which could in turn lead to differences between the market price of a fund’s shares and the underlying value of those shares.

Response. The Registrant respectfully believes the Fund’s current “ETF Structure Risk” risk adequately addresses this risk.

9.

Comment. Please explain what the Fund means when it refers to volatility exchange-traded funds in the principal investment strategy.

Response. The Registrant has added the following disclosure:

The Fund defines volatility ETFs and ETNs as funds that provide returns that correspond to or are the inverse of the S&P 500 VIX Short-Term Futures Index.

10.

Comment.  Please revise the order of each Fund’s principal investment risks so that they appear by order of importance most likely to affect the Fund’s NAV, yield, and total return rather than alphabetical.

Response. The Registrant respectfully declines to reorder the principal investment risks of the Fund. The Registrant believes that the risks should remain alphabetical to avoid potentially misleading investors by giving the impression that the Registrant is able to correctly predict the rank of other risks. The Registrant further notes that there is no requirement in Form N-1A that restricts a fund from ordering its principal investment risks alphabetically.

February 19, 2020

Additional Information About Principal Investment Strategies and Related Risks

11.

Comment. Please disclose whether the Fund’s investment objective can be changed without shareholder approval.

Response.  The following disclosure has been added:

The Fund may change its investment objectives without shareholder approval, although it has no current intention to do so. Shareholders will be provided with at least 60 days’ prior written notice of any change to the Fund’s investment objectives.

12.

Comment.  Please provide a plain-english definition for “counter-trend analysis models” and “intermarket analysis models”.

Response. The following disclosure has been revised (added text is underlined):

The Adviser uses counter trend analysis models to identify securities that have demonstrated short term weakness but are generally increasing in value and to sell securities that have appreciated in value rapidly. The Adviser’s counter trend analysis models identify securities that have decreased in value due to being temporarily oversold and indicate to the Adviser when it should sell a security due to the security being overbought. Furthermore, the Adviser uses intermarket analysis models to looks for divergences between asset classes that tend to either move together or apart.

Investment Adviser

13.

Comment.  Please revise the expense limitation agreement disclosure to note who can terminate the agreement and under what circumstances?

Response.  The following disclosure has been added:

This expense limitation agreement may be terminated at any time, by the Board of Trustees upon sixty days written notice to the Adviser. The expense limitation agreement will automatically terminate, if the Investment Advisory Agreement is terminated.

14.

Comment.  Please revise the recoupment disclosure to clarify that recoupment may occur if such recoupment can be achieved within the lessor of the foregoing expense limit or the expense limits in place at the time of recoupment.

February 19, 2020

Response.  The disclosure has been revised as follows (added text is underlined)

Fee waivers and expense reimbursements are subject to possible recoupment from the Fund in future years on a rolling three-year basis (within the three years after the fees have been waived or reimbursed) if such recoupment can be achieved within the foregoing expense limits or the expense limits in place at the time of recoupment.

Statement of Additional Information

15.

Comment.  Per item 16(d) of Form N-1A, please disclose the types of investments that the Fund may invest in while in a temporary defensive position.

Response.  The disclosure has been added:

To respond to adverse market, economic, political or other conditions, the Fund may invest 100% of its total assets, without limitation, in high-quality short-term debt securities and money market instruments. These short-term debt securities and money market instruments include: shares of money market mutual funds, commercial paper, certificates of deposit, bankers' acceptances, and U.S. Government securities. While the Fund is in a defensive position, the Fund may not achieve its investment objective.

16.

Comment.  With regards to Fundamental Policy #5, please confirm that the Fund will not invest more than 25% in pharmaceutical, biotechnology, or other industries.

Response.  The Registrant confirms that the Fund will not invest more than 25% in pharmaceutical, biotechnology, or other industries.

Part C

17.

Comment.  Please confirm that Registrant will file a legal opinion.

Response.   The Registrant confirms that it will file a legal opinion as an exhibit to the Fund’s next post-effective amendment.

February 19, 2020

Trend Aggregation U.S. ETF

18.

Comment.  Rule 35d-1 of the Investment Company Act of 1940, as amended, requires that the Fund adopt a fundamental policy to invest at least 80% of its assets in equities. Please revise the Fund name or adopt the appropriate 80% investment policy.

Response.  The Registrant has revised the Fund name to Trend Aggregation U.S. ETF.

19.

Comment.  Please consider adding a mid-capitalization risk disclosure to correspond with the Fund’s disclosure stating that the Fund will invest in companies of all capitalization.

Response.

The Fund has added the following risk disclosure:

The earnings and prospects medium sized companies are more volatile than larger companies and may experience higher failure rates than larger companies.  Medium sized companies normally have a lower trading volume than larger companies, which may tend to make their market price fall more disproportionately than larger companies in response to selling pressures and may have limited markets, product lines, or financial resources and lack management experience.

Trend Aggregation ESG ETF

20.

Comment.

Under the Fund’s Principal Investment Strategies, please explain what is meant by ESG Screens, the factors that each ESG screen uses, and how an ESG screen is different than an ESG indices.

Response.

The Registrant has added the following disclosure:

The Fund defines an ESG screen as one that selects securities based on ESG factors, whereas ESG indices consist of securities that have been screened for ESG characteristics. An ESG screen allows the adviser to evaluate an issuer for environmental, social, and governance characteristics. The use of environmental criteria allows the adviser to evaluate an issuer’s energy use, waste, natural resource conservation, and assists the adviser in evaluating an issuer’s environmental risk. The adviser uses social and governance criteria to evaluate an issuer’s business relationships and governance practices.

February 19, 2020

21.

Comment.

Please disclose the ratings that correspond with the Fund’s investments in “junk bonds” and that investments in “junk bonds” are speculative.

Response.

The Registrant has added the following disclosure:

The Fund defines junk bonds as bonds that are rated BBB or lower by Moody’s Investors service or similarly by another rating agency and investments in junk bonds may be considered speculative.

22.

Comment.

Please include an appropriate risk factor for investing in ESG Funds.

Response.

The following disclosure has been added:

ESG Risk.  The ESG investment strategy limits the types and number of investment opportunities available and, as a result, the strategy may underperform other strategies that do not have an ESG focus.  The ESG investment strategy may result in the Fund investing in securities or industry sectors that underperform the market as a whole or underperform other funds screened for ESG standards.

Trend Aggregation Managed Futures Strategy ETF

23.

Comment.

Rule 35d-1 of the Investment Company Act of 1940, as amended, requires that the Fund adopt a fundamental policy to invest at least 80% of its assets in managed futures. Please revise the Fund name or adopt the appropriate 80% investment policy.

Response.

The Fund’s name has been revised to Trend Aggregation Managed Futures Strategy ETF.

24.

Comment.

Please revise the following disclosure “In pursuing the Fund’s investment objective, the Fund will …” by stating that the Fund “seeks to” or “intends to”.

Response.

The disclosure has been revised as follows (added text is underlined and deleted text is struck):

In pursuing the Fund’s investment objective, the Fund seeks to ~~will~~ capture returns related to trends in commodity and financial futures markets by investing in a combination of, options, futures, forwards, spot contracts, or swap contracts, and structured notes.

February 19, 2020

25.

Comment.

Please provide the necessary risk disclosures for the Fund’s investments in forwards or remove them from the Fund’s principal investment strategies.

Response.

The following disclosure has been added:

Forward contracts are individually negotiated and privately traded so they are dependent upon the creditworthiness of the counterparty and subject to counterparty default risk and liquidity risk.

26.

Comment.

Please confirm that the Fund’s derivatives disclosure is consistent with the SEC staff’s guidance as articulated in Barry Miller’s letter to the Investment Company Institute (Letter to Ms. Karrie McMillan, General Counsel, Investment Company Institute, from Mr. Barry Miller, Associate Director, Office of Legal and Disclosure, Derivatives-Related Disclosures by Investment Companies, July 30, 2010).

Response.

 We confirm that the Fund’s derivatives disclosure is consistent with the SEC staff’s guidance as articulated in the Barry Miller Letter.

27.

Comment.

Please add ETF Structure Risk to the Fund’s principal investment strategy risks.

Response.

The following disclosure has been added:

ETF Structure Risk: The Fund is structured as an ETF and as a result is subject to the special risks, including:

The market prices of Shares will fluctuate in response to changes in NAV and supply and demand for Shares and will include a “bid-ask spread” charged by the exchange specialists, market makers or other participants that trade the particular security. There may be times when the market price and the NAV vary significantly. This means that Shares may trade at a discount to NAV.

In times of market stress, market makers may step away from their role market making in shares of ETFs and in executing trades, which can lead to differences between the market value of Fund shares and the Fund’s net asset value.

In stressed market conditions, the market for the Fund’s shares may become less liquid in response to the deteriorating liquidity of the Fund’s portfolio.  This adverse effect on the liquidity of the Fund’s shares may, in turn, lead to differences between the market value of the Fund’s shares and the Fund’s net asset value.

February 19, 2020

Trend Aggregation Dividend Stock ETF

Principal Investment Strategy

28. Comment. Please revise the disclosure “In pursuing the Fund’s investment objective, the Fund seeks to achieve …”.

      Response.

The following disclosure has been revised as follows (deleted text is struck):

In pursuing the Fund’s investment objective, the Fund seeks to ~~achieve its investment objective by~~ employ~~ing~~ a tactical approach to invest in to income-producing U.S. equity securities and ETFs.

Trend Aggregation Aggressive Growth ETF

Principal Risks

29. Comment.

Please revise the Fund’s risk disclosure to include a growth style investing risk.

       Response.

The Registrant respectfully declines to add the requested risk disclosure and believes that the current disclosures adequately inform an investor about the risk associated with investing in the Fund.

30. Comment.

Please revise the Funds’ Item 9 Risk Disclosures to distinguish non-principal risks and consider disclosing which risks correspond to each Fund.

       Response.

The Registrant respectfully declines to distinguish between principal and non-principal risk however has added a chart to identify which risks correspond to each Fund.

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If you have any questions or additional comments, please call the undersigned at (614) 469-3294 or the Andrew Davalla at (614) 469-3353.

Sincerely,

February 19, 2020

/s/Brian Doyle-Wenger
Brian Doyle-Wenger